December 18, 2006

Ms. Michele Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VoIP, Inc. Preliminary Schedule 14A Preliminary Schedule 14A; File No. 0-28985 Filed November 9, 2006

Dear Ms. Anderson:

We are responding to questions number 3, 4 and 5 raised in your letter to us dated December 6, 2006.

Proposal No. Three.. .To Authorize 25,000,000 Shares of Preferred Stock, page 18

Information about WQN, Inc., page 19

3.
We note from page 21 of your proxy statement that you may have operations in Iran, a country identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions administered by the Commerce Department’s Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control, Apart from the references to Iranian markets; neither your Form 10-KSB nor your proxy statement contains disclosure relating specifically to operations in or contacts with Iran. Please describe in your response letter your current, past and anticipated operations in and contacts with Iran, if arty, including through subsidiaries, affiliates and other direct and indirect arrangements.

Response

The Company and its subsidiaries do not have and have not had any operations in Iran. Furthermore, the Company and its subsidiaries do not have and have not had relationships with Iran. Our U.S. customers sign up for calling programs though our websites, and we merely terminate the calls (transfer calls) through third party intermediary telecommunication providers who complete the calls. The services we offer for international calling are similar to those offered by large U.S. telecommunication companies such as AT&T and MCI. The Company does not anticipate any changes in its current practice pertaining to its international calling programs.

151 South Wymore Road, Suite 3000, Altamonte Springs, FL 32714
Phone: (407) 389-3232 / Fax: (407) 389-3233

Ms. Michele Anderson, Esq.
December 18, 2006

4.
In your response letter, discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Iran’s status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the government of Iran or entities controlled by it are intermediaries or receive financing in connection with your operations associated with that country.

Call termination (transferring calls to third party intermediaries) to Iran is an immaterial part of our business. The revenue from our call termination business is generated from people in the U.S. signing up for calling card programs through our websites. For the fiscal year ended December 31, 2005, our consolidated revenue was $15,507,145. The revenue associated with call termination to Iran is approximately $35,000 per month. Therefore, the revenue from call terminations to Iran is immaterial. Since we do not have direct or indirect contact with Iran, we do not consider this termination activity to be an investment risk. The government of Iran or entities controlled by it are not intermediaries or receiving financing from our operations.

5.
Your materiality analysis in your response letter should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly-regarding state funds ii vested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran.

151 South Wymore Road, Suite 3000, Altamonte Springs, FL 32714
Phone: (407) 389-3232 / Fax: (407) 389-3233

Ms. Michele Anderson, Esq.
December 18, 2006

Please also address in your response letter the impact your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Iran, and any internal risk assessment undertaken in connection with business in Iran.

Response

As we are not doing business in or with Iran, we do not believe that a reasonable investor would deem our termination activities pertaining to calls placed through third party intermediaries who then place calls to persons in Iran to be material, and therefore, these activities will not impact our reputation or share value. Similarly, because we do not conduct any business in Iran, there is no impact on our compliance programs.

Sincerely, /s/ Robert Staats Robert Staats Chief Accounting Officer

151 South Wymore Road, Suite 3000, Altamonte Springs, FL 32714
Phone: (407) 389-3232 / Fax: (407) 389-3233